

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Chaohui Chen
Director and Chief Executive Officer
uCloudlink Group Inc.
Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: uCloudlink Group Inc.**
> **Amendment No. 5 to Registration Statement on Form F-3**
> **Filed October 28, 2021**
> **File No. 333-257782**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

Amendment No. 5 to Draft Registration Statement on Form F-3

Prospectus Summary, page 1

1. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

2. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Summary of Risk Factors, page 12

3.   Provide cross-references to your detailed discussion of risks facing the company and the offering.

      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Technology

cc: Shu Du